

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Darren Katic
Chief Executive Officer
Sara Creek Gold Corp.
326 S. Coast Highway, Suite 102
Redondo Beach, CA 90277

Re: Sara Creek Gold Corp.
Preliminary Information Statement on Schedule 14C
Filed March 20, 2014
File No. 0-52892

Dear Mr. Katic:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director